Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2018

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2018 and 2017. This report is dated March 25, 2019 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2018 and the comparative year ended December 31, 2017 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and the adjacent claims within the KSP Project all in in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary Operating Results ($000s- except per share amounts)	2018	2017	2016
Corporate and administrative expenses	(12,370)	(13,673)	(9,679)
Environmental rehabilitation expense	(7,439)	(2,056)	-
Other income - flow-through shares	6,312	5,374	4,321
Gain on disposition of mineral interests	-	2,183	-
Impairment of investment in associate	(1,336)	-	-
Loss of associates	(160)	(107)	-
Impairment of investments in marketable securities	-	(680)
Gain on investments in marketable securities	-	719	866
Income taxes	(4,967)	(2,164)	(2,974)
Other	20	117	177
Net loss	(19,940)	(10,287)	(7,289)
Basic loss per share	(0.34)	(0.18)	(0.14)
Diluted loss per share	(0.34)	(0.18)	(0.14)

Summary Statements of Financial Position ($000s)	2018	2017	2016
Current assets	24,473	20,160	11,168
Non-current assets	398,987	362,748	326,817
Total assets	423,460	382,908	337,985
Current liabilities	6,502	6,191	5,721
Non-current liabilities	30,403	21,079	20,906
Equity	386,555	355,638	311,358
Total liabilities and equity	423,460	382,908	337,985

Results of Operations, 2018 Compared to 2017

The Company incurred a $19.9 million net loss for the year ended December 31, 2018 or $0.34 per share compared to a net loss of $10.3 million or $0.18 per share for the year in 2017.

Corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairment of investment in associate were the most significant items contributing to losses in fiscal 2018. In 2017, corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investments in marketable securities were the most significant items contributing to losses. In 2018 and 2017 other income reported for flow-through shares offset some of these expenses. In 2017, the Company also recognized gains on the disposition of mineral interests and investments in marketable securities. These and other items are discussed further below.

Corporate and administrative expenses for 2018 were $12.4 million, down $1.3 million or 10% from prior year mainly due to a $2.3 million or 31% decrease in stock-based compensation. Stock-based compensation decreased from $7.5 million in 2017 to $5.2 million in the current year. The current year expense of $5.2 million was largely a result of the grant date fair value of stock option expense of $4.3 million and the remainder related to the grant date fair value of restricted share units. The higher expenses in the comparative period was mainly due to the effect of expensing the grant date fair value of a higher number of options in that year compared to the current year.

Cash compensation for 2018 was $4.0 million, up $0.6 million or 17% from the prior year reflecting bonus compensation earned in 2018 by certain senior management personnel that was based on the attainment of previously defined corporate objectives. Cash compensation is not expected to vary significantly from current levels as no significant additions to staffing levels are anticipated. Stock-based compensation is also expected to remain at current levels as the fair value of the 2018, 2017 and 2016 grants of options and RSUs are being recognized through the consolidated statements of operations and comprehensive loss.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

Options granted	Number of options	Exercise price ($)	Grant date fair value ($000s)	Expensed prior to 2017 ($000s)	Expensed in 2017 ($000s)	Expensed in 2018 ($000s)	Remaining balance to be expensed ($000s)
December 21, 2015	365,000	11.13	1,959	1,756	203	-	-
March 24, 2016	100,000	13.52	684	493	165	26	-
August 11, 2016	50,000	17.14	438	114	235	89	-
December 19, 2016	890,833	10.45	6,159	149	5,356	469	185
December 14, 2017	605,000	13.14	4,303	-	210	3,321	772
October 11, 2018	50,000	16.94	421	-	-	96	325
December 12, 2018	568,000	15.46	4,280	-	-	276	4,004

				2,512	6,169	4,277	5,286

RSUs granted	Number of RSUs	Grant date fair value ($000s)	Cancelled prior to 2017 ($000s)	Expensed prior to 2017 ($000s)	Expensed in 2017 ($000s)	Expensed in 2018 ($000s)	Remaining balance to be expensed ($000s)
December 19, 2013	235,000	2,267	24	2,243	-	-	-
December 9, 2014	272,500	2,624	-	2,624	-	-	-
December 31, 2015	94,000	1,046	-	1,046	-	-	-
December 19, 2016	125,500	1,311	-	98	1,213	-	-
December 14, 2017	65,000	854	-	-	136	718	-
December 12, 2018	68,000	1,051	-	-	-	183	868

			24	6,011	1,349	901	868

Other corporate and administrative costs in the current year were higher than the comparable year of 2017. The professional fees increased by $0.5 million from $0.9 million in 2017 to $1.4 million in 2018. The increase was mainly due to the fees paid to the consulting firms assisting the company in seeking potential joint venture partners. The Company does not anticipate significant increases in general and administrative costs for 2019.

In 2018, the Company recognized $6.3 million of other income related to recognizing the remaining balance of the flow-through share premium recorded on a financing completed in April 2017 and recognizing the full flow-through share premium recorded on financings completed in December 2017 and May 2018 (discussed below). In the comparative year, the Company recognized other income of $5.4 million related to the flow-through share premium recorded on the financing completed in April 2017.

In 2018, the Company charged $7.4 million (2017 - $2.1 million) of environmental rehabilitation expense to the consolidated statements of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site. The 2018 charge was related to the filing of a Johnny Mountain Mine reclamation report in British Columbia. The report estimates the full closure at approximately $9.1 million with costs expected to be incurred over five years. Significant costs include estimates of the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. During 2018, the Company incurred $2.0 million of environmental rehabilitation expenditures that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position as at December 31, 2018. Current year spending entailed the demolition of portals and sealing of vent raises, the relocation of certain waste burial sites, overall drainage work and the cleaning and clearing of the mill for future dismantling. In 2017, the Company incurred $2.1 million of expenditures on general site cleanup and performing work on the annual filing to the British Columbia Ministry of Energy, Mines and Petroleum Resources. These expenditures were charged to the consolidated statements of operations and comprehensive loss in that year.

In 2017, IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities recorded in connection with the Red Mountain Project. The Company released a reclamation deposit of $1.0 million into cash and according to underlying purchase agreements made a third-party payment of $0.3 million. The derecognition of the reclamation liability net with the third-party payment resulted in a $0.8 million gain on the statement of operations and comprehensive loss. Also in 2017, the Company disposed of its leasehold interest in the Castle Black Rock Project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million, as payment. All historical costs related to Castle Black Rock had been recovered or impaired in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. The fair value of the common shares received was recorded as a gain on the disposition of mineral interests on the statement of operations and comprehensive loss. The Company did not dispose of any mineral interests in 2018.

The Company holds one investment in an associate that is accounted for on the equity basis. In 2018, the Company recognized $0.2 million loss in the associate (2017 – $0.1 million loss). In 2018 the Company determined that the recoverability of the investment in associate was impaired and recorded a $1.3 million charge to the consolidated statements of operations and comprehensive loss. No impairments related to investment in associate were recorded in 2017.

The Company holds investments in marketable securities including common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments including one gold exchange traded receipt. In 2018, the Company recognized a $0.6 million reduction in the fair value of these investments that was recorded within comprehensive loss on the consolidated statements of operations and comprehensive loss.

During 2017 the Company received common shares of two mining companies in return for the disposition of mineral properties. The Company determined that the recoverability of the investments was impaired and recorded a $0.7 million expense to the consolidated statements of operations and comprehensive loss. During 2017 the Company disposed of a portion of its holdings in two investments and recorded a gain of $0.7 million on the consolidated statements of operations and comprehensive loss.

In 2018, the Company recognized income tax expense of $5.0 million (2017 - $2.2 million) reflecting the increase in deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes, as well as current tax arising from the sale of non-core mineral interests. The renounced expenditures relate to the flow-through share issuances in April 2017, December 2017 and May 2018. The tax expense is partially offset by the tax recovery resulting from the loss in the current year.

Results of Operations, 2017 Compared to 2016

The Company incurred a $10.3 million net loss for the year ended December 31, 2017 or $0.18 per share compared to a net loss of $7.3 million or $0.14 per share for the year in 2016.

Corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investments were the most significant items contributing to losses in fiscal 2017. In 2016, the loss was mainly attributable to administrative expenses. In 2017 other income reported for flow-through shares offset some of these expenses and the Company also recognized gains on the disposition of mineral interests and investments. In 2016, the expenses were mainly offset by other income reported for flow-through shares and gains on investments. These and other items are discussed further below.

In 2017, corporate and administrative expenses increased by $4.0 million or 41%, from $9.7 million in 2016 to $13.7 million in 2017. The increase was mainly due to an increase in stock-based compensation expense of 105%, from $3.7 million in 2016 to $7.5 million in 2017. The 2017 expense of $7.5 million was largely a result of the grant date fair value of stock option expense of $6.2 million and the remainder related to the grant date fair value of restricted share units. The increase was mainly due to the effect of expensing the grant date fair value of a higher number of options over a shorter vesting period in 2017 versus the comparative year in 2016. An additional expense was incurred in 2017 on options granted to the Board of Directors in 2016 that received shareholder approval in 2017. The fair value of those options was re-estimated at the time of shareholder approval and, as the market value of the Company’s shares had increased from the grant date, so did the estimated fair value of the options.

Cash compensation remained relatively constant between 2017 and 2016 as corporate, non-project related staffing levels remained consistent between the two years.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2018 is as follows:

(unaudited)

Quarterly operating results ($000s)	4th Quarter Ended December 31, 2018	3nd Quarter Ended September 30, 2018	2nd Quarter Ended June 30, 2018	1st Quarter Ended March 31, 2018
Revenue	-	-	-	-
Loss for period	(4,030)	(2,831)	(2,403)	(10,676)
Basic loss per share	(0.07)	(0.05)	(0.04)	(0.18)
Diluted loss per share	(0.07)	(0.05)	(0.04)	(0.18)

Quarterly operating results ($000s)	4th Quarter Ended December 31, 2017	3nd Quarter Ended September 30, 2017	2nd Quarter Ended June 30, 2017	1st Quarter Ended March 31, 2017
Revenue	-	-	-	-
Loss for period	(5,206)	(1,535)	(1,715)	(1,831)
Basic loss per share	(0.09)	(0.03)	(0.03)	(0.03)
Diluted loss per share	(0.09)	(0.03)	(0.03)	(0.03)

In the fourth quarter of 2018, loss for the period included bonus remuneration related to the Company attaining certain corporate objectives, and stock-based compensation expense related to stock options and RSUs granted in the quarter. In the first quarter of 2018, the loss for the period included a significant increase in the provision for environmental rehabilitation and closure of the Johnny Mountain mine. The loss in the fourth quarter of 2017 included significant environmental rehabilitation costs, administrative costs related to bonus remuneration, additional stock-based compensation for year-end option and RSU awards and increased deferred tax expense. In the other three quarters of 2017, the Company incurred less deferred tax expense than in the current year, and therefore, had lower net losses. Majority of those losses, comprised mainly of administrative expenses, were offset by varying income related to the flow through share premiums.

Mineral Interest Activities

During 2018 the Company added an aggregate of $37.2 million of expenditures and acquisition costs that were attributed to mineral interests. Cash expenditures associated with KSM, Iskut, Courageous Lake and Snowstorm projects amounted to $37.1 million with KSM representing 75%, Courageous Lake 11%, Iskut 10% and the remainder for Snowstorm.

Spending at KSM in the current year was $28.0 million. The Company commenced an exploration program in the second fiscal quarter that was completed in the fourth quarter. 20,341 meters of diamond core drilling was completed in 18 holes during the program and culminated in the Company announcing an updated independent mineral resource estimate for the Iron Cap deposit subsequent to the year-end. The update added 0.46 million ounces of gold and 177 million pounds of copper in the indicated resource category plus 7.45 million ounces of gold and 4.0 billion pounds of copper in the inferred resource category. The program allowed for the expansion of the mineralized system along the hangingwall of the previous interpretation and also confirmed that the deposit continues down dip and to the northwest.

The Company also continued to work on the site of what will become a year-round camp at KSM to support ongoing exploration. The work entails small scale logging on approximately nine hectares of timber in the Mitchell Valley.

At Courageous Lake, the Company completed a planned winter drilling program using two core rigs entailing 7,200 meters of drilling over 36 holes and was designed as an initial drill test of seven targets reporting historical gold occurrences to determine which ones had sufficient grade, strike and width within 200 meters of surface to potentially replicate the Walsh Lake Deposit. The program successfully identified two new gold zones, Olsen and Marsh Pond, with widths and grades suggesting they could make a contribution to project resources. The program also found two other target zones that, with additional work, could potentially contribute to the resource base. Spending at Courageous Lake in the current year was $4.1 million.

At the Iskut Project, an exploration program commenced in the second quarter and continued through to the fourth fiscal quarter. The objective of the program was to focus on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Drilling tested the dip projection of high-grade surface samples in an area hosting magnetic anomalies. Results confirmed that much of the Quartz Rise lithocap had been eroded, leaving little opportunity for a sizeable high-grade epithermal occurrence in this area. However, the discovery of a diatreme in two holes confirmed that a porphyry source for the lithocap is nearby. Diatremes are commonly found above and adjacent to porphyry mineral systems which are their source of heat and fluids. Extensive review of the available data indicates the source for the diatreme is south and southwest of Quartz Rise, where glacial erosion has exposed rocks deeper in the mineralizing system. This erosional window provides the opportunity to explore the porphyry system with much shorter drill holes and from a lower elevation.

The Company spent $1.3 million at its Snowstorm Project in Nevada completing a targeted exploration program that was designed to define drill targets.

Liquidity and Capital Resources

The Company’s working capital position, excluding the flow-through share premium, at December 31, 2018, was $18.8 million, compared to the $16.2 million at December 31, 2017. Cash and short-term deposits at December 31, 2018 totaled $20.0 million compared to the $16.1 million at December 31, 2017. Cash resources have increased mainly due to three financings completed in 2018, and options exercised, raising gross proceeds of $50.9 million as further described below. The Company, however, incurred significant exploration costs at its core projects, environmental rehabilitation costs at Johnny Mountain and corporate and administrative costs, reducing the cash balances. In the year ended December 31, 2018, the Company received $9.3 million upon the exercise of 777,704 options and subsequent to December 31, 2018, the Company received $3.3 million upon the exercise of 320,475 options.

In December 2018, The Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing will be used to fund the 2019 KSM and Iskut programs. The Company is committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. A $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital.

In November 2018, the Company closed a non-brokered private placement of one million common shares at a price of $14.00 per share for gross proceeds of $14.0 million. As part of the private placement agreement, the Company also granted an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018. The 250,000 options were fully exercised on December 14, 2018 at the price of $14.00 per share, for additional gross proceeds of $3.5 million.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 flow-through common shares at $17.16 per share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. A $4.1 million premium was recognized as liability on the consolidated statements of financial position with the balance recorded as share capital. During the period from May 2018 through December 31, 2018, the $19.7 million of qualifying exploration expenditures were fully incurred and the $4.1 million premium was fully recognized through other income on the consolidated statements of operations and comprehensive loss.

In December 2017, The Company issued 200,000 flow-through common shares at $16.72 per share for aggregate gross proceeds of $3.3 million. Proceeds of this financing was used to fund the 2018 Courageous Lake winter drill program and follow up of the results. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. A $0.6 million premium was recognized as liability on the consolidated statements of financial position with the balance recorded as share capital. During 2018 the $3.3 million qualifying exploration expenditures were fully incurred and the premium was fully recognized through other income on the consolidated statements of operations and comprehensive loss.

Also, in April and May 2017, the Company closed two financings for gross proceeds of $37.7 million. The first financing was a public offering of 1,100,000 common shares at a price of $14.30 per common share raising gross proceeds of $15.7 million. The second was a financing whereby a syndicate of underwriters purchased 1,100,000 flow-through common shares at a price of $20.00 per share for gross proceeds of $22.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2017. At the time of issuance of the flow-through shares, a $7.0 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. Based on the qualifying expenditures incurred, $1.6 million was amortized in 2018 (2017 - $5.4 million) through other income on the consolidated statements of operations and comprehensive loss.

During 2018, operating activities, including working capital adjustments, used $9.4 million cash compared to $10.1 million cash used by the operating activities in 2017. The decrease in the year-over-year basis was largely attributed to a $1.8 million deposit that the Company made with tax authorities in 2017, partially offset by $0.6 million increase in cash compensation and $0.6 million increase in professional fees. The deposit with tax authorities was made along with an objection to a reassessment of 2010 and 2011 refunds received under the British Columbia Mineral Exploration Tax Credit program. Subsequent to the year-end, the Company was informed that the appeals division of the Canada Revenue Agency (CRA) rejected the Company’s objection and the balance of the re-assessment, according to the CRA, remains payable. The Company continues to record the remaining balance within accounts payable and accrued liabilities on the consolidated statements of financial position as at December 31, 2018 while it decides whether or not to file a claim within the court system. The operating activities in the near-term are not expected to deviate significantly from the current year.

Also in 2018, the Company purchased 320,000 units of an investment in an associate for US$1.25 per unit. Each unit consists of one common share and one warrant to purchase one-half of a common share of the associate. Each warrant has a two-year term and is exercisable at US$1.30 within the first year and $1.50 in the following year.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut and Snowstorm Projects to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral interest assets in Canada and the U.S.A. as well as various investments deemed no longer strategic to the Company.

Contractual Obligations

The Company has the following commitments:

		Payments due by years
($000s)	Total	2019	2020-21	2022-23	2024-25
Mineral interests	6,767	681	1,362	2,091	2,633
Flow-through share expenditures	5,125	5,125	-	-	-
Business premises operating lease	247	119	110	18	-
	12,139	5,925	1,472	2,109	2,633

Outlook

In 2019, the Company will complete an exploration program at KSM evaluating the potential for blind porphyry targets that could enhance the value of the project. In the past, several potential blind targets have been recognized, but were not mature enough to prioritize for drilling. The 2019 program will entail a deep penetrating geophysical survey west of the current deposits to refine the targets.

At Iskut, the Company will carry out an exploration program to complete target identification and recommend drilling on a potential porphyry deposit below the Quartz Rise lithocap. The program will concentrate on completing a geophysical survey to identify the upper reaches of an interpreted intrusive body that is imaged as an intense chargeability anomaly. In conjunction, surface mapping and sampling to define the exposed margins of the porphyry system will be conducted in un-explored areas. In addition to the exploration work at Iskut, the Company will continue with the 2019 portion of the reclamation and closure activities at the Johnny Mountain mine site.

At Snowstorm, the Company plans to conduct an exploration program to complete the prioritization of drill targets and execute an initial drill program. Field work to date has identified several well-developed structures with robust geochemical anomalies.

The Company continues to evaluate the results of the 2018 exploration and drill program at Courageous Lake and will evaluate the merits of various future work programs. Future plans may entail additional follow-up drilling and other exploration activities.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2018, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2018 and ended on December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2018, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At March 25, 2019, the issued and outstanding common shares of the Company totaled 61,653,047. In addition, there were 3,136,506 stock options, 68,000 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 65,357,553 common shares issued and outstanding.

Related Party Transactions

During 2018, other than compensation paid to key management personnel, a private company controlled by an officer was paid $200,400 (2017 -$200,400) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Event

Subsequent to the year end the Company received a notice from the Canada Revenue Agency (CRA) that it proposes to reduce the amount of expenditures reported, by the Company, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by CRA.

As background, the Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds of issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The eligibility of certain expenditures as CEE and therefore for renunciation by the Company has been audited by the CRA and resulted in the notice. The CRA has delayed the issuance of any reassessments and invited the Company to submit additional information for the CRA to consider.  The Company will respond to the notice in the second quarter of 2019.

The Company believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and narrows the scope of eligible CEE as defined in the applicable legislation. The Company intends to challenge the CRA’s interpretation vigorously, and, if necessary, proceed to litigation on the issue. Although the Company believes it will ultimately prevail on the merits, if the Company is not successful in its challenge, there is a risk the Company could be subject to additional tax and be liable to indemnify investors whose tax liabilities increase under reassessments of amounts renounced as ineligible. The amount of such potential liability has been estimated to be approximately $2.2 million of additional tax for the Company and $11.8 million to indemnify investors.

Changes in Accounting Standards Implemented or Not Yet Adopted

Accounting standards recently adopted

IFRS 9, Financial instruments, introduced new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018 and the Company applied IFRS 9 on the effective date. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities except for equity securities as described below.

The Company designated its equity securities as financial assets at fair value through other comprehensive income (“FVTOCI”) and are recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income (loss) only and will not be transferred into income (loss) upon disposition. As a result of this change, the Company reclassified $2.3 million of impairment losses recognized in prior years on certain equity securities which continued to be owned by the Company at January 1, 2018 from opening deficit to accumulated other comprehensive income (loss) on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the consolidated statements of comprehensive loss. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in comparative periods. As the Company does not have any hedges, the revised approach to hedge accounting had no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) replaced IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard was applied on January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The application of the new standard had no impact on the consolidated financial statements as at December 31, 2018.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions and or for share-based payment transactions with net settlement features for withholding tax obligations and or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The Company adopted the amendments on January 1, 2018.

New accounting standards not yet adopted

Effective January 1, 2019, IFRS 16 Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company will apply IFRS 16 on the effective date. The Company has evaluated the impact of the changes to its financial statements based on the characteristics of leases in place before the effective date and the expected impact on the Company’s balance sheet on January 1, 2019 is the recognition of a lease liability of $0.3 million and right-of-use assets also of $0.3 million. The liability was determined as the present value of the Company’s unavoidable lease payments, discounted at the Company’s incremental borrowing rate of 11.09%. The expected profit & loss impact is recognition of interest expense associated with this lease liability, accrued at the incremental borrowing rate, and amortization of the corresponding right-of-use assets over their remaining lease terms of 8.25 years and 1.17 years. The majority of the Company’s leases are of a short-term nature, for which the Company will apply exemptions available under IFRS 16.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.